Exhibit 14.1

KODIAK OIL & GAS CORP.

CODE OF BUSINESS CONDUCT AND ETHICS

A.                                    PURPOSE

All directors, officers, and employees must conduct themselves and the business of Kodiak Oil & Gas Corp. in a legal and ethical manner.  This Code of Business Conduct and Ethics (“Code”) sets out basic principles for all directors, officers and employees to follow in fulfilling their responsibility to conduct themselves accordingly.

B.                                    SCOPE

The Code applies to the directors, employees, and officers of Kodiak and any and all of its subsidiaries.  We recognize the separate legal status and independence of any and all of our subsidiary companies.  However, to make the Code easier to read, we use “Kodiak” to refer to Kodiak Oil & Gas Corp. and any and all of its subsidiaries.  In addition, unless the context otherwise requires, please note that when used in this Code:  (i) the terms “we,” “our,” “us” and similar terms refer to Kodiak, (ii) the terms “you” and “your” refer to the individuals covered by the Code (“Covered Persons”), and (iii) the term “including” (and any form of it) will not be limiting or exclusive.

In addition to the Code, Kodiak has adopted numerous policies addressing specific aspects of our business.  When appropriate, we refer to those separate policies in this Code, and the terms and conditions of those policies should be considered incorporated as part of this Code.  If there is a conflict between the Code and a specific policy, you must comply with the specific policy.

Neither the Code nor any of our other policies are, and should not be interpreted as, a contract for employment.

C.                                    COMPANY ASSISTANCE/EXCEPTIONS

You should address any questions you may have about the Code to your supervisor or manager, who will relay them to our Chief Financial Officer.  If you do not feel comfortable raising your questions with your supervisor or manager, you may raise your questions directly with our Chief Financial Officer or the Chairman of the Audit Committee of our Board of Directors.

Waivers of the Code for Kodiak’s directors or officers may not be granted without the approval of the Board of Directors.  Any waivers of the code granted for Kodiak’s directors or officers will be promptly disclosed to the public as required by applicable law.

D.                                    REPORTING VIOLATIONS

Covered Persons are obligated to help enforce the Code.  Directors, officers and employees must report, in person or in writing, any known or suspected violations of laws, governmental regulations or the Code to such person’s immediate supervisor or manager, if applicable, or to the Chairman of the Audit Committee of our Board, provided that any concerns regarding internal accounting control, questionable accounting or auditing matters shall be reported to the

Chairman of the Audit Committee of our Board.  Alternatively, directors, officers or employees may confidentially report any known or suspected violations via e-mail to whistleblower@kodiakog.com.  Additionally, directors, officers and employees may contact the Chief Financial Officer with a question or concern about the Code or a business practice.  Any questions or violation reports will be addressed immediately and seriously, and can be made anonymously.  If you feel uncomfortable reporting suspected violations to these individuals, you may report matters to Dorsey & Whitney LLP, our outside counsel.  The address and telephone number of each of these individuals are listed in the attachment to the Code.

It is not sufficient to report a suspected violation of the Code to a co-worker or to any person other than one of the individuals designated above.

Upon receipt of a complaint under the Code, Kodiak will investigate the complaint and will involve agencies and resources outside the Company if and/or when such outside involvement appears advisable or necessary.  The report and investigation will be kept confidential to the extent consistent with the need for a thorough investigation and response and taking into consideration Kodiak’s disclosure obligations and requirements.

Kodiak will not allow any retaliation against you for reporting a potential violation of the Code in good faith.  Reports of a violation will be investigated promptly and the matter will be treated, to the extent possible, as confidential.

E.                                      POLICY STATEMENT

A reputation for integrity is one of the most valuable assets a company can possess.  Kodiak’s reputation has been built over many years and is dependent on the integrity and sense of responsibility demonstrated by our Covered Persons.  The Code sets forth our commitment that all Covered Persons exemplify a high standard of ethical and legal conduct in all Kodiak business practices.

While compliance with applicable law is the foundation for the Code, you are expected to avoid unethical business dealings, whether actual or perceived, even when those business dealings may not violate applicable law.  In many respects, the Code sets forth a higher standard than applicable legal requirements.

The Code covers a wide range of topics, but it cannot be expected to cover every issue that may arise.  As a result, the Code sets forth certain fundamental principles to guide you.  Nothing can replace good judgment on your part, and you must apply these principles in both letter and spirit.  Where the letter of the Code is not specific, the spirit must prevail.

The standards set forth in the Code evidence responsibilities to a variety of stakeholders, including:

•                                          each other;

•                                          Kodiak’s shareholders;

•                                          the governments and legal systems in the locations where we operate; and

•                                          our business partners.

F.                                      RESPONSIBILITIES TO EACH OTHER

1)             Anti-Harassment Statement.  It is illegal under state and federal law for any employee, male or female, to sexually harass another employee.  Kodiak strictly prohibits sexual harassment in the workplace.  Additionally, harassment based on other protected characteristics, such as race, national origin, religion, disability or age, is illegal, is prohibited by Kodiak, and will not be tolerated.

2)             Equal Employment Opportunity.  Kodiak believes diversity, the collective mixture of similarities and differences of our employees, is a valued asset.  Kodiak is firmly committed to providing equal opportunity in all aspects of employment without regard to race, color, religion, gender, sexual orientation, gender identity, age, national origin, military or veteran status, disability or any legally protected characteristics.  Equal opportunity employment practices extend to all aspects of employment, including recruitment and hiring, compensation, benefits, transfer, termination, and participation in Kodiak-sponsored training, social and recreational programs.

3)             Environment, Health and Safety.  Our commitment to protecting the environment and providing a safe and healthy workplace for our Covered Persons and other business associates is one of our core values.  No job is so important, and no task is so urgent, that necessary steps cannot be taken to assure the safety and health of our Covered Persons and business associates.

                Kodiak will not tolerate any acts or threats of violence against our Covered Persons or business associates while engaged in business on behalf of or with Kodiak, whether on or off Kodiak premises.

4)             Drugs and Alcohol. Covered Persons are prohibited from performing Kodiak-related tasks while under the influence of drugs or alcohol or in the possession of such substances on Kodiak property.

5)             Use of Information Systems.  Covered Persons generally have access to our information systems, such as computers, systems network and Internet equipment, software and data, telephones, voice mail and facsimile machines.  Our information systems should be primarily used for conducting Kodiak business.

                Covered Persons should have no expectation of privacy as to any communications and files (including personal data and correspondence) that use Kodiak’s information systems and should recognize that such communications and files are considered business records that may be subject to disclosure in a court of law.  Except as necessary in the normal course of business, Covered Persons should not transmit e-mail concerning non-public information or potential liability.  In addition, Covered Persons should recognize that many materials available through the Internet and elsewhere are copyrighted.  As such, prior to using Kodiak assets to copy or download copyrighted materials, Covered Persons are required to obtain the publisher’s permission.

G.                                    RESPONSIBILITIES TO SHAREHOLDERS

1)             Protection of Kodiak Assets.  You are expected to protect Kodiak assets against theft, loss, or misuse.  Kodiak assets include tangible items like buildings and equipment, as well as intangible items like business plans and potential prospects.  Incidental or occasional personal use of Kodiak’s office equipment is permitted, but excessive use is not.  Further, to the extent you operate a vehicle on Kodiak business, whether the vehicle is owned, leased or rented by Kodiak or is your personal vehicle, you are expected to do so in a safe manner.

                Kodiak is required by law to retain certain types of records, usually for a specific period of time, and employees are required to assist Kodiak in fulfilling these records retention requirements, as well as maintaining accurate records.

Employees will promptly and fully communicate to Kodiak in writing any invention, idea, discovery or work of authorship conceived or made in the course of their employment, either alone or as a co-inventor or discoverer.  Such invention, idea, discovery or work of authorship, whether subject to patent, copyright, trademark or other protection, will be the sole property of Kodiak.

2)             Confidential Information.  As a Covered Person, you may have access to material non-public information concerning Kodiak, other Covered Persons and third-party business relationships.  You may not communicate that information to any person, including other Covered Persons, unless that person has a need to know that information for a legitimate business purpose.

                Information that is considered confidential and therefore the property of Kodiak includes information regarding business activities and financial performance, technical data and other proprietary information, as well as documents, files, maps, reports, manuals, computer programs and e-mail.  You may not release or remove these items from Kodiak property without proper approval.  Additionally, in the event of termination from employment for any reason, a terminated individual may be required to immediately deliver to Kodiak all copies of the above described information.

                Covered Persons with access to wage, salary and confidential benefit information must not disclose this information to anyone (including other Kodiak employees) who does not have a legitimate business purpose for obtaining such information.  Additionally, Covered Persons are strictly prohibited from gaining access to Kodiak information if they do not have a legitimate business purpose or do not have legitimate access to such information for the performance of their particular job.  Covered Persons may be asked to sign a Confidentiality Agreement.

3)             Accounting and Disclosure Practices.  It is Kodiak’s policy to keep books, records and accounts that completely and fairly reflect our financial condition and to comply with applicable accounting principles, laws, rules and regulations (“Accounting Rules”).  Employees are responsible for familiarizing themselves with Kodiak’s authority limitations and policies on the execution of contracts and should limit their actions to those within the specific authority granted to them by Kodiak.  Employees who have accounting and auditing responsibilities are responsible for understanding and complying with all Accounting Rules, ethical standards and internal procedures.

Full and complete disclosure of important information to the public about Kodiak, both financial and non-financial, is a complex process involving numerous departments to ensure that truthful, accurate and reliable information is shared.  We have designed accounting and disclosure processes to record, process and report in a timely manner all material information as required by applicable laws.  All Covered Persons are expected to comply with these processes and carefully consider and respond in a timely manner to any inquiries from or on behalf of the Chief Financial Officer.  Covered Persons with comments or questions regarding information that may require consideration for disclosure should present the information to our Chief Financial Officer.

4)             Insider Trading.  Covered Persons who have access to or possession of insider information about Kodiak are not permitted to use or share that information for stock trading purposes.  To use insider information for personal financial benefit or to “tip” others who might make an investment decision based on that information is unethical and could be illegal.  In addition, members of Kodiak’s board of directors and certain of Kodiak’s executive officers are subject to additional restrictions on their transactions in Kodiak securities.  Please refer to the Company’s “Insider Trading Policy” for more information.

5)             Conflicts of Interest.  It is imperative that Covered Persons maintain unbiased judgment when acting on behalf of Kodiak.  As a Covered Person, you may find yourself in a situation in which your personal interest and that of Kodiak are inconsistent.  Such a situation, whether actual or apparent, is commonly referred to as a conflict of interest.

Covered Persons are prohibited from holding a position of substantial interest in an entity when that interest (a) conflicts with, or appears to conflict with, the proper performance of the Covered Person’s duties or responsibilities to Kodiak or (b) might affect the Covered Person’s independent judgment in transactions between Kodiak and the entity.  Likewise, Covered Persons are prohibited from holding a position in any company that is deemed competitive with Kodiak.  Covered Persons are required to disclose any substantial interest or position (i.e. director, officer, employee, consultant or ownership interest) that they, or their Associate (as defined below), have in any entity that has business relations or dealings with Kodiak.  An “Associate” includes (a) a Covered Person’s spouse or any person who is living in a Covered Person’s household, (b) a Covered Person’s parents or a Covered Person’s spouse’s parents, (c) a Covered Person’s and/or Covered Person’s spouse’s children, and (d) a Covered Person’s and Covered Person’s spouse’s brothers and sisters or brothers-in-law and sisters-in-law.

Conflicts of interest may not always be clear-cut.  If you have any questions or concerns about a potential or perceived conflict of interest, you must promptly notify and consult with our Chief Financial Officer.

The following summarizes some of the more common conflicts of interest that may arise.

(i)            Use of Kodiak Assets.  Kodiak facilities, equipment, materials, supplies, information and other assets are intended for use on Kodiak matters.  Use of Kodiak information or assets for your personal gain or in a manner not in Kodiak’s best interests is considered a conflict of interest even if Kodiak does not suffer any direct loss.

(ii)           Outside Activities.  Unless otherwise approved by the Audit Committee, Covered Persons may not participate in business or personal activities that conflict with their duties to Kodiak or Kodiak’s best interests.  Covered Persons are encouraged to work with civic, social, corporate industry and charitable organizations as long as participation does not present a potential conflict of interest.

(iii)          Outside Investments.  Covered Persons may not take advantage of personal investment or other business opportunities made available to them because of their position with Kodiak.  In addition, Covered Persons may not make an investment in a company that they know is a candidate for acquisition by Kodiak.

(iv)          Associates Working in the Industry.  Covered Persons may find themselves in a situation involving a potential conflict of interest due to business activities and employment of an Associate, as defined above.  A potential conflict of interest arises when such individuals are, or work for, competitors or suppliers of Kodiak, or such individuals are employed by a financial institution that has entered into transactions with Kodiak.  Such situations require extra sensitivity to security, confidentiality and conflicts of interest.

(v)           Gifts and Entertainment.  The business relationships Kodiak has with its contractors, suppliers, vendors and service providers are of utmost significance.  We want to maintain the highest standards of integrity in those relationships and ensure that those parties exhibit the same degree of commitment to those standards.  In support of that policy, it is vital that Kodiak and its Covered Persons maintain relationships that are unencumbered by events or activities that may be construed as improper incentives.

Covered Persons may not receive from individuals or firms, directly or indirectly, gifts, entertainment or other favors that exceed what is generally considered common courtesy usually associated with ethical business practices.  Receipt of an excessive gift might be regarded as placing you under some obligation, or perceived obligation, to a third party who deals with, or desires to deal with, Kodiak.

Covered Persons may not provide to others, directly or indirectly, excessive gifts and entertainment at Kodiak’s expense.  Entertainment expense should be kept to a minimum and should only be incurred if there is a clear business reason for the expenditure.  The following criteria may be used when determining the reasonableness of gifts or entertainment:

•              Gifts of cash or cash equivalents are strictly prohibited.

•              Unsolicited gifts of nominal value may be accepted.

•              Is the gift consistent with accepted business practice?

•              Would disclosure embarrass you or Kodiak?

•              Is it ethically acceptable to receive or provide the gift?

You are required to obtain management approval prior to accepting gifts or entertainment that exceed $50.

Gifts and entertainment provided to any government employee are prohibited except to the extent they are permitted by applicable laws, rules and regulations.

6)             Reporting of Business Time and Expenses.  Kodiak requires honest and accurate recording and reporting of information.  Only the true and accurate number of hours worked should be reported.

All expense reports must be submitted promptly and accurately.  Managers are responsible for the careful review of all expense reports submitted for their approval.

H.            RESPONSIBILITIES TO GOVERNMENTS AND THE LAW

1)             Compliance with Laws, Rules and Regulations.  All Kodiak business should be conducted in full compliance with applicable law.  Covered Persons are expected to understand and comply with all laws affecting their work.

2)             Antitrust Laws.  United States antitrust laws are designed to promote competition and to preserve the free enterprise system.  Antitrust laws prohibit, among other things, price fixing, creation of a monopoly, boycotts, tying arrangements, exclusive dealing and refusals to deal.  All Covered Persons are expected to comply with applicable antitrust laws and not participate in any activity that could be considered a violation of antitrust laws.  Violations of antitrust laws can result in civil and criminal penalties against Kodiak and its Covered Persons.

3)             Anti-corruption Laws.  Wherever we do business, we will comply with all applicable anti-corruption laws, including the U.S. Foreign Corrupt Practices Act, as amended (the “FCPA”).  The FCPA makes it a criminal offense to bribe or offer to bribe a foreign governmental or political official to obtain or retain business.  While the FCPA permits minor “facilitating payments” to expedite routine governmental action, you should consult with our Chief Financial Officer before making or authorizing any such payment.

The FCPA also requires that Kodiak maintain and keep records and accounts that fairly and accurately present our activities and transactions.

4)             Anti-boycott Laws.  United States laws prohibit a company from taking action to support a boycott imposed by a foreign country upon another country that is friendly to the United States.  If you receive a request in any respect related to a foreign boycott that is not supported by the U.S. government, you must immediately report the request to our Chief Financial Officer.

5)             Political Contributions and Activities.

(i)            Political Contributions.  When we make political contributions in the U.S., the following guidelines must be followed.

•              Corporate Campaign Contributions

U.S. companies are prohibited by federal law from making political contributions in connection with federal elections.  Many states and foreign jurisdictions have similar prohibitions.  Therefore, other than as permitted by applicable law and authorized by our Chief Financial Officer, Kodiak will not contribute Kodiak funds or assets (including property, services or use of facilities) to any political organization or to any individual who holds, or is a candidate for, public office.

•              Other Political Contributions

Applicable laws limit our ability to make certain other types of political contributions.  Therefore, other than as permitted by applicable law and authorized by our Chief Financial Officer, Kodiak will not support any organization that raises funds for political purposes, except for Kodiak-approved political action committees, business groups, trade associations or similar organizations.

(ii)           Lobbying Activities.  Without prior approval of our Chief Financial Officer, no Covered Person may officially represent Kodiak in making contacts on our behalf with any federal, state or local government official or member or employee of a legislative body or government agency for the purpose of influencing policy, legislation, agency rules or regulations or any other official action.  In connection with lobbying efforts, Kodiak or certain of its employees may have to register with the appropriate government entity.

(iii)          Personal Activities.  Kodiak encourages you to actively participate in the political process on your own time and at your own expense.  You have the right to make political contributions in your own name and from your own assets.  Kodiak will not require you to make any political contributions, including to a Kodiak-sponsored political action committee.

Kodiak will not reimburse or compensate you for making any political contributions.

I.              RESPONSIBILITIES TO OUR BUSINESS PARTNERS

1)             Fair Dealing.  Every Covered Person will deal honestly and ethically with customers, vendors, contractors, competitors, employees and others while engaged in business on behalf of Kodiak.  No Covered Person will take unfair advantage of anyone through manipulation, concealment, abuse of privileged or confidential information, misrepresentation of material facts, or any other unfair dealing practice.

J.             CONSEQUENCES OF VIOLATION OF POLICY

Violating the Code is a serious offense that may subject you to disciplinary action, up to and including termination of employment.  In addition, violations of the law may subject Kodiak or you to fines, penalties or other legal remedies, including imprisonment.

K.            OTHER CONSIDERATIONS

Kodiak reserves the right to amend, supplement, or rescind the Code or any policy, in whole or in part, at any time and to adopt different policies and procedures.  This Code will be reviewed annually by the Audit Committee.

ADOPTED: July 31, 2012

REPORTING CONTACTS

Chairman of Audit Committee:

William Krysiak

Direct Line: (303) 330-3191

E-mail:  whistleblower@kodiakog.com

Chief Financial Officer

James P. Henderson

Main: (303) 592-8075

Fax: (303) 592-8071

E-mail: jhenderson@kodiakog.com

Additional Reporting Contact:

Our Outside Counsel:

Randal R. Jones, Esq.

Dorsey & Whitney LLP

Columbia Center

701 Fifth Avenue, Suite 6100

Seattle, Washington 98104-7043

Main: (206) 903-8800

Fax: (206) 903-8820

E-mail: jones.randal@dorsey.com